FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number:  000-24069


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


       3930 Meridian Street, Suite C117, Bellingham, Washington 98226 USA
       ------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |X| No | |

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PEAKSOFT MULTINET CORP.


                                        By: /s/ Timothy W. Metz
                                            ----------------------
                                            Timothy W. Metz
                                            Chairman and Chief Executive Officer

                             PeakSoft Multinet Corp.

                            2003 First Quarter Report

                         Period Ending December 31, 2002

February 25, 2003


LETTER TO SHAREHOLDERS

Dear Shareholders;

A lack of operating capital made it necessary for the Company to cease all marketing and sales activities in May 2001. The Company expects that no sales or marketing activities will take place until the Company either obtains sufficient operating capital to execute its sales and marketing initiatives or finalizes a merger/acquisition transaction.

The past 3 months have been crucial for the Company. It brought current all of its required financial filings in both Canada and the United States. It is preparing applications to the applicable Canadian Securities Commissions for revocation of the cease trade orders that were issued in March 2002 due to its having been delinquent in the making of its financial filings. These filings could not be made due to the financial hardship that the Company was experiencing.

During the quarter, the Company recognized an aggregate CDN $230,716 of debt owed to 4 creditors, these being our 3 current directors and 1 previous director for the services which they provided to it. The original expectation, when this matter was first broached in the summer of 2000 was that this debt would to be paid in cash. None of our current directors or the one previous director has received any payment for their services as directors of the Company. This debt is subject to applicable regulatory and shareholder approval. These directors entered into Debt Conversion Agreements with the Company in May, June and October of 2002 to convert their aggregate debt to 887,368 common shares at CDN $0.26 per share when it became apparent that the Company would not have the anticipated funds available to pay this debt in cash.

The agreements entered into in May and June of 2002 are dated for reference 1 August 2001. The agreement entered into in October 2002 is dated for reference 3 October 2002. In October 2002 the board passed resolutions ratifying all of the Debt Conversion Agreements. In accordance with the terms of the Debt Conversion Agreements and oral understandings with the creditors, the issuance of common shares in exchange for debt is conditional upon the Company's obtaining the necessary shareholder and regulatory approval contemporaneously with a merger/acquisition and a fresh financing.

Subsequent to the end of the quarter the 3 current directors and the 1 former director unanimously forgave their aggregate CDN $230,716 debt, thus annulling their respective Debt Conversion Agreements. It is anticipated that the Company will have 28,735,543 shares outstanding with the approval and the subsequent issuance of shares pursuant to the remaining Debt Conversion Agreements.

We are focusing upon merger/acquisition activities and believe that we will be able to secure opportunities for the Company in the near future.

Sincerely yours,


/s/ Timothy W. Metz
----------------------
Timothy W. Metz
Chairman and Chief Executive Officer
February 25, 2003                                                             2

Consolidated Balance Sheet (in Canadian dollars)
(Prepared by Management - Unaudited)
December 31, 2002 and 2001

---------------------------------------------------------------------------------------------------
                                                                 2002                    2001
                                                                  $                       $
---------------------------------------------------------------------------------------------------
Assets

              Current Assets:

              Cash                                                     605                   2,474
              Accounts receivable                                      589                     406
              Prepaids and deposits                                 50,333                  91,437
              -------------------------------------------------------------------------------------
                                                                    51,527                  94,318

              Capital assets                                             0                       0

---------------------------------------------------------------------------------------------------
                                                                    51,528                  94,318
===================================================================================================


Liabilities and Shareholders' Equity

              Current liabilities:

              Accounts payable and accrued liabilities             461,785                 159,447
              Salaries Payable                                   1,675,598               1,313,079
              Notes Payable                                      3,350,660               3,350,660
              Interest payable                                   1,141,937                 778,066

                                                                 6,629,979               5,601,253


              Shareholders' Equity:

              Share capital                                      9,019,271               9,019,271

              Accumulated deficit                               15,597,722              14,526,206
              -------------------------------------------------------------------------------------

                                                                (6,578,451)             (5,506,935)

---------------------------------------------------------------------------------------------------
                                                                    51,528                  94,318
===================================================================================================

Consolidated Statement of Operations and Deficit (in Canadian dollars) (Prepared by Management - Unaudited)
December 31, 2002 and 2001

-----------------------------------------------------------------------------------------
                                                    2002                       2001
                                                      $                         $
-----------------------------------------------------------------------------------------
Sales                                                         -                       33

Cost of goods sold                                            -                        -

-----------------------------------------------------------------------------------------
                                                              -                       33
Operating Expenses:
              General and administration                342,370                  137,146
              Selling and marketing                           -                        0
              Research and development                        -                        -
              Amortization                                    -                        -
              ---------------------------------------------------------------------------
                                                        342,370                  137,146

-----------------------------------------------------------------------------------------
Earnings (loss) before the undernoted                  (342,370)                (137,113)

Interest on short-term notes                            (91,715)                 (91,715)

Debt settlement with creditors                                -                        -
-----------------------------------------------------------------------------------------
Earnings (loss) from operations                        (434,085)                (228,828)

-----------------------------------------------------------------------------------------
Loss                                                    434,085                  228,828

Accumulated deficit, beginning of period             15,163,637               14,297,378
-----------------------------------------------------------------------------------------
Accumulated deficit, end of period                   15,597,722               14,526,206
=========================================================================================

Loss per common share                                      0.11                     0.06

Shares Outstanding
                                                      3,830,974                3,830,974

Statement of Changes in Financial Position (in Canadian dollars)
(Prepared by Management - Unaudited)
December 31, 2002 and 2001

--------------------------------------------------------------------------------------------------------
                                                                   2002                       2001
                                                                    $                          $
--------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operations:
              Net earnings (loss)                                   (434,085)                  (228,828)
              Items not involving cash:
                   Amortization                                            -                          -

              Change in non-cash operating                           386,647                    200,167
                   working capital
              ------------------------------------------------------------------------------------------
                                                                     (47,438)                   (28,661)
              ------------------------------------------------------------------------------------------

Financing:
              Increase (decrease) in
                   Obligation under capital leases                         -                          -
              Issuance of notes payable                                    -                     30,000
              Issuance of share capital                                    -                          -
              ------------------------------------------------------------------------------------------
                                                                           -                     30,000
              ------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
Increase (decrease) in cash position                                 (47,438)                     1,339

Cash, beginning of period                                             48,043                        935

--------------------------------------------------------------------------------------------------------
Cash, end of period                                                      605                      2,274
========================================================================================================

The first quarter of fiscal year 2003 shows a continuation of expense cutbacks in most areas of operation with the exception of general and administrative. Overall operating expenses increased from CDN $137,146 for the quarter ended December 31, 2001 to CDN $342,370 in the comparable quarter in 2002 mainly because of the recognition of debt owed to the 3 current directors and one former director. The debt owed to the current directors and one former director is subject to applicable regulatory and shareholder approval. Loss for the quarter increased from CDN $228,828 for the quarter ended December 31, 2001 to CDN $434,085 in the comparable quarter in 2002. This was largely due to the recognition of the debt owed to the current directors and one former director, which is subject to applicable regulatory and shareholder approval.

General and administrative expenses increased from CDN $137,146 for the quarter ended December 31, 2001 to CDN $342,370 in the comparable period in 2002, an increase of CDN $205,257. This increase is mostly comprised of debt owed to the current directors and one former director. The debt owed to the current directors and one former director is subject to applicable regulatory and shareholder approval.

Selling and marketing expenses remained at CDN $0 for the quarter ended December 31, 2002. This decrease was primarily due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities due to the lack operating capital.

Amortization remained at CDN$0.0 for the quarter ended December 31, 2002. This was due to the transfer of all fixed assets to Peak.com, Inc. as part of its sale to IncuLab as previously announced.

Research and development remained at CDN$0.0 for the quarter ended December 31, 2002. This was due to reductions in personnel and associated costs.

Subsequent events:
Subsequent to the end of the quarter, the three current directors and one former director unanimously forgave the aggregate CDN$230,716 debt owed to them by the Company. This debt was subject to applicable regulatory and shareholder approval.


Year 2000

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or the making of miscalculations. The Company completed modifications to existing software and the conversion to new software. The Company obtained Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

Subsequent to the end of the first quarter, the Company has not experienced any operational problems relating to the "Year 2000" issue.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to the remediation of Y2K issues.

PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage, marketed as being Y2K compliant.


This release may contain forward-looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbor" provisions of the "Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition,
technological  advances,   decreased  demand  or  diversion  to  other  software
solutions.

Company Information:


Corporate Headquarters

PeakSoft Multinet Corp.
3930 Meridian Street, Suite C117
Bellingham, WA  98226
USA
Tel: (360) 961-1419                 Fax: (360) 647-5960


Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419

Stock Listing

PeakSoft  Multinet Corp.  common stock is traded on the TSX under symbol PKS.

Auditor

Gordon K. W. Gee, Chartered Accountant
#101 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 689-8815   Fax: (604) 689-8838

Corporate Counsel

Forbes, Boyle & Patterson
Barristers & Solicitors
Suite 215 -8171 Cook Road
Richmond, BC V6Y 3T8
Tel: (604)-273-7575   Fax: (604)-273-8475

Transfer Agent and Registrar

Computershare Trust Company of Canada, Calgary, Alberta

Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director


Management

Timothy W. Metz, Chief Executive Officer and President






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